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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Dated: January 11, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   January 11, 2007                   By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                          EXTERNAL NEWS RELEASE
                                                                       07-01-TC


FOR IMMEDIATE RELEASE:     January 10, 2007

         TECK COMINCO, INMET MINING AND PETAQUILLA ANNOUNCE RESULTS OF
                      PETAQUILLA FEASIBILITY STUDY UPDATE


VANCOUVER AND TORONTO, CANADA--Teck Cominco Limited (TCK.B-TSX;TCK-NYSE), Inmet Mining Corporation (IMN-TSX), Petaquilla Minerals Ltd. (PTQ-TSX) and Petaquilla Copper Ltd. (collectively "Petaquilla") are pleased to announce the results of the cost update to the 1998 feasibility study recently completed by AMEC Americas Limited (AMEC) concerning the Petaquilla copper project in Panama.

The cost update has concluded that the project will have a capital cost of US $1.7 billion (including working capital) and cash operating costs in years 1 to 10 of US $0.76 per pound of copper produced. Teck Cominco, Inmet and Petaquilla regard these results as encouraging.

PROJECT DESCRIPTION AND OWNERSHIP STRUCTURE

In 1998, AMEC (then H. A. Simons) prepared a comprehensive feasibility study on the Petaquilla copper project in Panama. The recent cost update was based on the same operating parameters, which are summarized in table 1 below:

TABLE 1 - PROJECT SUMMARY
---------------------------------------------------------------------
MINE PRODUCTION
Mineral resources under mine plan(1)           986 million tonnes
Mine life                                      23 years
Daily mill throughput                          120,000 tonnes
Strip ratio (waste to ore)                     0.97 to 1.00
---------------------------------------------------------------------
GRADES
Copper                                         0.5 percent
Gold                                           0.09 grams per tonne
Molybdenum                                     0.01 percent
---------------------------------------------------------------------
RECOVERIES
Copper                                         90 percent
Gold                                           58 percent
Molybdenum                                     62 percent
---------------------------------------------------------------------
METAL PRODUCTION - LIFE-OF-MINE
Copper                                         4,445,000 tonnes
Gold                                           1,628,000 ounces
Molybdenum                                     59,500 tonnes
---------------------------------------------------------------------
METAL PRODUCTION - AVERAGE ANNUAL YEARS 1 TO 10
Copper                                         223,000 tonnes
Gold                                           87,000 ounces
Molybdenum                                     2,680 tonnes
---------------------------------------------------------------------

1) The 1998 feasibility study, which was prepared before the adoption of National Instrument 43-101, estimated that the Petaquilla property contains the equivalent of approximately 1.1 billion tonnes of indicated mineral resources, grading 0.5 percent copper, 0.01 percent molybdenum and 0.1 grams per tonne of gold. This estimate included an assessment for mining dilution and recovery and was based on an open pit mine plan with an overall strip ratio of 1 to 1; a net smelter return cut-off of US $3.10 per tonne of ore; and a copper price of US $1.10 per pound. Each of Teck Cominco, Inmet and Petaquilla believes that the estimate continues to be relevant and reliable and uses mineral categories that are consistent with National Instrument 43-101. Accordingly, such estimate was used as the basis for the revision and update undertaken by AMEC of the 1998 feasibility study. However, a "qualified person" as defined under National Instrument 43-101 has not done sufficient work to classify this historical estimate as current mineral resources or mineral reserves. This historical estimate is therefore not being treated as current mineral resources or mineral reserves by Teck Cominco, Inmet and Petaquilla and should not be relied upon as such. In addition, mineral resources do not have demonstrated economic viability.

Inmet holds a 48 percent equity interest in Minera Petaquilla, S.A., the Panamanian company that holds the Petaquilla concession, while Petaquilla currently holds a 52 percent equity interest. Teck Cominco has the right to acquire a 26 percent equity interest in Minera Petaquilla in return for funding 52 percent of all of the development costs for the project to commercial production. If Teck Cominco funds those development costs, it will recoup 26 percent of the development costs, plus interest at US prime plus two percent per annum, prior to any distributions to Petaquilla. In lieu of receiving funding from Teck Cominco, Petaquilla may opt to finance the development costs for its 26 percent equity interest in the project, in which case Teck Cominco would have a direct 26 percent equity interest in the project.


SCOPE OF WORK FOR THE COST UPDATE

AMEC's scope of work included an update of the existing preproduction and sustaining capital costs, an update of the operating costs and an update of the financial model.

In addition, AMEC conducted five trade-off studies as part of the update to consider opportunities to optimize the design of the project. These studies related to:

    o    a concentrate pipeline to a Pacific port
    o    grid power supply alternatives
    o    the use of larger trucks and shovels in the mine
    o    the use of a single-line semi-autogenous and ball mill grinding circuit
    o    the use of larger flotation cells.

Where applicable, the results of the trade-off studies were incorporated into the cost update.

AMEC was not retained to provide, and is not responsible for, nor has it approved, the metal price, oil price, treatment and refining charges and freight pricing assumptions, which were provided by Teck Cominco, Inmet and Petaquilla. In the view of the companies, the assumptions used in the economic analysis set out below are reasonable in light of expected market conditions.


ECONOMIC ANALYSIS RESULTS

The results of the economic analysis, assuming a 60 percent debt scenario and a flat copper price for the life of the project of US $1.30 per pound are provided in table 2 below. The analysis was done in constant third quarter 2006 US dollars with no inflation of the revenues, capital costs or operating costs. However, the pre-production capital estimate does include a 2.5 percent escalation provision on capital during construction, a contingency of US $140 million and working capital. In addition, the following debt scenario was assumed:

    o    pro rata drawdown of debt and equity
    o    interest on the drawn-down debt accumulates
    o    the first production year is an interest and principal payment holiday
    o    a 10-year fixed principal repayment schedule
    o    an interest rate on the debt of 7 percent per annum.

TABLE 2 - ECONOMIC ANALYSIS RESULTS (1)  (100 PERCENT OF PROJECT)

---------------------------------------------------------------------
ASSUMING 60 PERCENT DEBT
Net present value at 8 percent                 US $287 million
Internal rate of return (2)                    13.3 percent
Cash cost (average years 1 to 10) (3)          US $0.76 per pound
Total cost (average years 1 to 10) (3)         US $1.06 per pound
---------------------------------------------------------------------

(1)  Assumes four years to commencement of production.
(2)  Includes sustaining capital and cost of financing development.
(3)  Net of by-product credits.
(4)  Includes depreciation.

Sensitivity analyses were also carried out assuming flat copper prices for the life of the project at US $1.10 per pound and US $1.50 per pound.

Table 2A below shows the change to the project's net present value, internal rate of return and average cash cost for every US $0.10 per pound change in the copper price, using a discount rate of 8 percent.

TABLE 2A - SENSITIVITIES ON ECONOMIC ANALYSIS RESULTS

-----------------------------------------------------------------------
Net present value                              +/- US $210 million
Internal rate of return                        +/- 4 percent
Cash cost (average years 1 to10)               +/- US $0.04 per pound
-----------------------------------------------------------------------

CAPITAL COSTS

The preproduction capital cost for the project estimated by AMEC is US $1,708 million; the cost breakdown of this estimate is summarized in Table 3 below.

TABLE 3 - CAPITAL COSTS

---------------------------------------------------------------
(MILLIONS)
---------------------------------------------------------------
Mine                                                US $301
Concentrator                                        349
Site and services                                   143
Port and power plant                                214
General                                             227
Owners costs                                        126
Engineering, procurement and
construction management                             92
Contingency                                         140
Escalation                                          47
Working capital                                     69
---------------------------------------------------------------
TOTAL                                               US $1,708
---------------------------------------------------------------

Total sustaining capital is estimated at US $473 million over the life of the mine. Most of the sustaining capital cost is for replacement of, and additions to, the mine and plant mobile equipment.

OPERATING COSTS

Life of mine (LOM) site operating costs assuming a copper price of US $1.30 per pound are shown in table 4 below. The assumptions made for oil, steel and concentrate marketing terms were based on the recent relationship between those elements of costs and copper prices. The oil, steel and concentrate marketing pricing used to estimate costs shown in table 4 are detailed in table 4A.

TABLE 4 - LIFE-OF-MINE AVERAGE OPERATING COSTS

--------------------------------------------------------------
(US DOLLARS PER TONNE OF ORE MILLED)
--------------------------------------------------------------
Mine                                              US $1.89
Mill                                              3.26
Plant                                             0.52
General and administration                        0.38
--------------------------------------------------------------
TOTAL                                             US $6.05
--------------------------------------------------------------


TABLE 4A - PARAMETERS FOR DETERMINING OPERATING COSTS

---------------------------------------------------------------------
PARAMETERS                           UNITS                   PRICE
---------------------------------------------------------------------
Copper                               US$ per pound           1.30
Gold                                 US$ per ounce           500
Molybdenum                           US$ per pound           6.50
Oil                                  US$ per barrel          45
Treatment and refining               US$ per  pound of
charges (1)                          copper produced         0.26
Ocean freight (2)                    US$ per tonne           28
---------------------------------------------------------------------

(1)  Includes price participations above indicated threshold.
(2)  Assumes 3/4 of production to Asia; 1/4 to Europe.


NEXT STEPS

Teck Cominco, Inmet and Petaquilla are in discussions with a view to formulating a strategy for the further advancement of the Petaquilla copper project. The full revision and update prepared by AMEC will be available at www.inmetmining.com and www.petaquilla.com.

FORWARD LOOKING INFORMATION

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company's future prospects. This press release contains forward-looking information. These are "forward-looking" because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as MAY, EXPECT, ANTICIPATE, AND BELIEVE or other similar words. We believe the expectations reflected in such forward-looking statements are reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

This   press    release    is   also    available    at    www.teckcominco.com,
www.inmetmining.com and www.petaquilla.com and.


ABOUT TECK COMINCO - Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other speciality metals. Further information can be found at www.teckcominco.com. For further information, please contact Greg Waller, Vice President, Investor Relations and Strategic Analysis, (604) 687-1117

ABOUT INMET - Inmet is a Canadian-based global mining company that produces copper, zinc and gold. We have interests in four mining operations in locations around the world: Cayeli, Pyhasalmi, Troilus and Ok Tedi. For further information, please contact Jochen Tilk, President and Chief Operating Officer,
(416) 860-3972.

ABOUT PETAQUILLA - Petaquilla Minerals Ltd. ("PTQ") is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. ("Copper") pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A.. The Plan of Arrangement became effective on October 18, 2006. Copper is in the process of applying for a listing on a major Canadian stock Exchange. PTQ holds 17,735,406 shares in the capital of Copper. For further information, please contact Tom Byrne, Manager of Corporate Communications, 1-877-694-0021.


                                     - 30 -



                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com